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                                                                      EXHIBIT 20

                         [LOGO OF OPTEL APPEARS HERE]

           OPTEL, INC CONCLUDES $150 MILLION SENIOR CREDIT FACILITY

DALLAS, February 2, 1998 - OpTel, Inc. ("OpTel") today announced that it had recently concluded a $150 million senior secured credit facility (the "Senior Facility") with a syndicate of financial institutions. The Senior Facility was arranged by Goldman Sachs Credit Partners L.P. in conjunction with General Electric Capital Corporation (as documentation agent) and CIBC Oppenheimer (as administrative agent). The Senior Facility consists of a $125 million term loan and a $25 million revolving credit commitment and bears interest at LIBOR plus 3.5%.

Louis Brunel, President and Chief Executive Officer, said:

"I am very pleased to report that we have successfully executed a senior credit facility that will provide us with adequate capital to fund our planned expansion for around the next two years. The conclusion of the facility marks the culmination of a very successful year of fund-raising for OpTel in which we successfully secured $375 million of new capital. Over the last year we have consolidated our position as the leading private cable operator in the country and I would like to thank the financial community for their tremendous support in helping us to achieve this. We now have the flexibility we need to continue to expand."

OpTel is the largest provider of private cable television services to residents of MDU developments in the United States and is expanding the telecommunications services it offers to MDU residents. The Company provides cable television services and (in certain markets) telecommunications services, to MDU residents principally under long term contracts with owners of MDUs in eleven major cities (Houston, Dallas - Fort Worth, San Diego, Phoenix, Chicago, Denver, San Francisco, Los Angeles, Miami - Ft. Lauderdale, Tampa and Austin). OpTel is majority owned by Le Groupe Videotron Ltee ("GVL"), owners of the second largest cable television operator in Canada.

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For further information, please contact:

Richard Alden
Treasurer
214-879-8257